Exhibit 99.1

2Q 2022 Results

July 28, 2022

Investor Contact

(52) 818-328-6167

investor@femsa.com.mx

femsa.gcs-web.com

Media Contact

(52) 555-249-6843

comunicacion@femsa.com.mx

femsa.com

HIGHLIGHTS

Monterrey, Mexico, July 28, 2022 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) announced today its operational and financial results for the second quarter of 2022.

●	FEMSA: Total Consolidated Revenues grew 22.2% against 2Q21, and 30.6% against 2Q19.

●	PROXIMITY: EBITDA margin expanded 80 basis points year-on-year and 30 bps above the 2Q19 margin to reach 15.3%, a record for a second quarter.

●	HEALTH: Same-store sales grew 9.0% against 2Q21 on a currency-neutral[1] basis.

●	LOGISTICS & DISTRIBUTION: 17.3% organic[2] total revenue growth compared to 2Q21.

●	DIGITAL: Spin by OXXO reached 3.1 million users (over 61% active3) while OXXO Premia reached 15.0 million loyalty users (over 68% active3) and a 17% accumulated tender[4].

●	COCA-COLA FEMSA: Total volume grew 11.9% against 2Q21, driven by growth across all its geographies.

Financial Summary for the Second Quarter and First Six Months 2022

Change vs. comparable period

	Revenues		Gross Profit		Income from Operations		Same-Store Sales
	2Q22	YTD22	2Q22	YTD22	2Q22	YTD22	2Q22	YTD22
FEMSA Consolidated	22.2%	20.5%	15.3%	16.2%	9.9%	16.0%
Proximity	18.3%	16.7%	17.1%	17.5%	33.7%	40.9%	15.6%	14.3%
Fuel	32.5%	30.3%	25.2%	24.7%	60.7%	68.3%	25.2%	22.1%
Health	2.5%	3.8%	(1.0)%	3.1%	(13.4)%	6.2%	0.5%	2.0%
Logistics & Distribution	50.2%	49.3%	54.3%	55.3%	40.3%	63.8%
Coca-Cola FEMSA	19.9%	17.4%	12.0%	12.8%	5.6%	10.4%

Daniel Rodríguez Cofré, FEMSA’s Chief Executive Officer, commented:

“We had a very strong second quarter across the company, reflecting sound plans and solid execution at every business unit, and continuing with the good momentum that began at the end of last year and has accelerated through the first half of this year. Most of our operations continued to show strong growth and profitability trends, as consumers continued to resume pre-COVID behaviors while making modest adjustments required by the shape of our “new normality” across our different markets.

At Proximity, we recorded the highest-ever EBITDA margin for a second quarter, while Health operations continued to perform well against an increasingly challenging comparison base in Chile. Our Digital efforts made progress in customer acquisition, surpassing 15 million users that are already part of our digital ecosystem, either through Spin by OXXO, OXXO Premia or both. Logistics and Distribution operations also had a good quarter, as facility occupancy trends continued to improve in the United States and we advanced in our cross-selling efforts at Envoy Solutions. And Coca-Cola FEMSA delivered solid top-line growth and successfully navigated a challenging raw material environment, defending profitability.

Halfway through the year our business units are in great shape, and we feel good about our chances to meet our ambitious plans for the full-year and beyond. Beyond our solid organic expansion, we continue to selectively deploy capital along our core business verticals, always driven by our outstanding team of colleagues. We will continue to push ourselves to create long-term value through profitable growth, but also ensuring that the value we create, is shared by all our stakeholders.”

[1]	Calculated by translating comparable period figures at the foreign currency exchange rates used in the current period.

[2]	Excludes the effects of significant mergers and acquisitions in the last twelve months.

[3]	Active User for Spin by OXXO: Any user with a balance or that has transacted within the last 56 days.

Active User for OXXO Premia: User that has transacted at least once with OXXO Premia within the last 90 days.

[4]	Tender: Accumulated sales with OXXO Premia redemption or accrual / Total OXXO Sales.

July 28, 2022 | Page 1

QUARTERLY RESULTS

Results are compared to the same period of previous year

FEMSA CONSOLIDATED

2Q22 Financial Summary
Amounts expressed in millions of Mexican Pesos (Ps.)

	2Q22	2Q21	Var.		Org.
Revenues	167,504	137,058	22.2%		18.9%
Income from Operations	15,355	13,973	9.9%		8.6%
Income from Operations Margin (%)	9.2	10.2	(100	)bps
Operative Cash Flow (EBITDA)	23,370	21,349	9.5%		8.2%
Operative Cash Flow (EBITDA) Margin (%)	14.0	15.6	(160	)bps
Net Income	7,640	5,255	45.4%

Consolidated Net Debt
Amounts expressed in millions of Mexican Pesos (Ps.)

As of June 30, 2022	Ps.	US$[3]
Cash	105,900	5,264
Short-term debt	17,023	846
Long-term debt[4]	158,995	7,903
Net debt[4]	70,118	3,485

Total revenues increased 22.2% in 2Q22 compared to 2Q21, driven by growth across our business units. On an organic1 basis, total revenues increased 18.9%.

Gross profit increased 15.3%. Gross margin contracted 220 basis points, reflecting margin contractions at Coca-Cola FEMSA and the Proximity, Health and Fuel operations, partially offset by margin expansion at the Logistics & Distribution business.

Income from operations increased 9.9%. On an organic1 basis, income from operations increased 8.6%. Consolidated operating margin decreased 100 basis points to 9.2% of total revenues, reflecting margin expansion at the Proximity and Fuel Divisions offset by margin contractions at Coca-Cola FEMSA, FEMSA’s Health Division and the Logistics & Distribution business.

Our effective income tax rate was 38.0% in 2Q22 compared to 43.8% in 2Q21. Our income tax was Ps. 4,668 million in 2Q22.

Net consolidated income was Ps. 7,640 million, reflecting: i) higher income from operations; ii) a decrease in net interest expenses; and iii) a non-cash foreign exchange gain related to FEMSA’s U.S. dollar-denominated cash position as impacted by the depreciation of the Mexican peso, which represented a positive swing of Ps. 2,596 million, during the quarter. This was partially offset by a decrease in our participation in associates’ results, reflecting the recognition of the best estimate, extraordinary impairment and other non-cash exceptional charges announced by Heineken, in connection with their decision to exit its operations in Russia, and by a Ps. 799 million negative swing in other non-operating expenses, which reflect a demanding comparison base that included dividends received during 2Q21 from our investment in Jetro Restaurant Depot.

Net majority income was Ps. 1.46 per FEMSA Unit2 and US$0.72 per FEMSA ADS.

Capital expenditures amounted to Ps. 6,296 million, driven by the reactivation of ongoing investment activities at most of our business units.

1 Excludes the effects of significant mergers and acquisitions in the last twelve months.

2 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of June 30, 2022 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

3 The exchange rate published by the Federal Reserve Bank of New York for June 30, 2022 was 20.1180 MXN per USD.

4 Includes the effect of derivative financial instruments on long-term debt. Excludes long-term leases.

July 28, 2022 | Page 2

PROXIMITY

2Q22 Financial Summary

Amounts expressed in millions of Mexican Pesos (Ps.) except same-store sales

	2Q22	2Q21	Var.		Org.
Same-store sales (thousands of Ps.)	916.5	792.9	15.6%
Revenues	60,136	50,850	18.3%		17.5%
Income from Operations	6,110	4,569	33.7%		36.0%
Income from Operations Margin (%)	10.2	9.0	120	bps
Operative Cash Flow (EBITDA)	9,172	7,360	24.6%		25.3%
Operative Cash Flow (EBITDA) Margin (%)	15.3	14.5	80	bps

Net Additions Vs. comparable quarter	Store Base Last-twelve-months (LTM)	Same-Store Sales In thousands of Ps.	EBITDA In millions of Ps.

Total revenues increased 18.3% in 2Q22 compared to 2Q21. On an organic1 basis, total revenues increased 17.5%, reflecting a 15.6% average same-store sales increase, driven by 11.8% growth in average customer ticket and an increase of 3.4% in store traffic. These figures reflect the strong performance of the gathering consumer occasion, including beer, snacks and spirits, as well as the sustained recovery of mobility-driven occasions. During the quarter OXXO’s store base expanded by 168 units to reach 834 total net store additions for the last twelve months. This includes 120 stores from our acquisition of OK Market in Chile, as well as an offset of 50 net stores temporarily closed for remodeling. As of June 30, 2022, the Proximity Division had a total of 20,668 OXXO stores.

Gross profit reached 41.2% of total revenues, reflecting a decrease in commercial income activity and promotional programs in connection with the scarcity of certain SKUs in key categories, such as beer and snacks, among others.

Income from operations amounted to 10.2% of total revenues, driven by higher operating leverage. Operating expenses increased 12.6% to Ps. 18,653 million, below revenues, reflecting enduring expense efficiencies and tight expense control, partially offset by our continuing initiative to gradually shift from commission-based store teams to employee-based teams.

Grupo Nós2

Total Revenues for the period grew 150% year-over-year, reaching R$116.1 million3. This figure reflects the successful evolution and expansion of the OXXO and Shell Select value propositions, as well as the addition of 173 net new stores for the last twelve months. As of June 30, 2022, the store network of Grupo Nós included 1,374 stores in Brazil, including 128 company owned and operated OXXO stores.

1 Excludes the effects of significant mergers and acquisitions in the last twelve months.

2 OXXO’s non-consolidated joint-venture with Raízen in Brazil.

3 The exchange rate published by the Federal Reserve Bank of New York for June 30, 2022 was 5.2196 BRL per USD.

July 28, 2022 | Page 3

FUEL

2Q22 Financial Summary

Amounts expressed in millions of Mexican Pesos (Ps.) except same-station sales

	2Q22	2Q21	Var.
Same-station sales (thousands of Ps.)	7,440.2	5,943.8	25.2%
Revenues	13,220	9,974	32.5%
Income from Operations	572	356	60.7%
Income from Operations Margin (%)	4.3	3.6	70	bps
Operative Cash Flow (EBITDA)	842	610	38.0%
Operative Cash Flow (EBITDA) Margin (%)	6.4	6.1	30	bps

Net Additions Vs. comparable quarter	Service Station Base Last-twelve-months (LTM)	Same-Station Sales In thousands of Ps.	EBITDA In millions of Ps.

Total revenues increased 32.5% in 2Q22 compared to 2Q21, reflecting a 25.2% average same-station sales increase, driven by 16.3% growth in average volume and 7.6% increase in the average price per liter, as well as volume growth in our institutional and wholesale customer network, coupled with an undemanding comparison base affected by reduced vehicle mobility in connection with the COVID-19 pandemic in 2Q21. During the quarter, the OXXO Gas network remained flat at 569 points of sale as of June 30, 2022. This figure reflects the addition of 6 total net stations for the last twelve months.

Gross profit was 12.3% of total revenues, reflecting a negative mix impact driven by volume growth in our institutional and wholesale customer network.

Income from operations amounted to 4.3% of total revenues. Operating expenses increased 11.8% to Ps. 1,052 million, below revenues, reflecting tight expense control and positive operating leverage.

July 28, 2022 | Page 4

HEALTH

2Q22 Financial Summary

Amounts expressed in millions of Mexican Pesos (Ps.) except same-store sales

	2Q22	2Q21	Var.
Same-store sales (thousands of Ps.)	1,320.7	1,313.6	0.5%
Revenues	18,844	18,377	2.5%
Income from Operations	915	1,056	(13.4)%
Income from Operations Margin (%)	4.9	5.7	(80	)bps
Operative Cash Flow (EBITDA)	1,834	1,917	(4.3)%
Operative Cash Flow (EBITDA) Margin (%)	9.7	10.4	(70	)bps

Net Additions Vs. comparable quarter	Store Base Last-twelve-months (LTM)	Same-Store Sales In thousands of Ps.	EBITDA In millions of Ps.

Total revenues increased 2.5% in 2Q22 compared to 2Q21, mainly reflecting positive trends across our operations, partially offset by a demanding comparison base in Chile, and by a negative currency translation effect related to the depreciation of the Chilean and Colombian pesos relative to the Mexican peso. During the quarter, the Health Division’s store base expanded by 144 units reaching a total of 3,862 points of sale across its territories as of June 30, 2022. This figure reflects the addition of 403 net stores for the last twelve months. Same-store sales for drugstores increased an average of 0.5%, reflecting the revenue drivers described above. On a currency-neutral1 basis, total revenues increased 12.5% while same-store sales increased by 9.0%.

Gross profit represented 28.5% of total revenues, reflecting: i) improved terms with our key supplier partners in Mexico; and ii) improved efficiency and more effective collaboration and execution with key supplier partners across our operations. These were offset by an extraordinary inventory write-down recorded at our institutional channel business in Chile, during the quarter

Income from operations amounted to 4.9% of total revenues. Operating expenses increased 1.9% to Ps. 4,463 million, below revenue growth, reflecting the strong organic growth of this division during the last twelve months, partially offset by tight expense control and efficiency gains across our operations.

1 Calculated by translating comparable period figures at the foreign currency exchange rates used in the current period.

July 28, 2022 | Page 5

LOGISTICS & DISTRIBUTION

2Q22 Financial Summary

Amounts expressed in millions of Mexican Pesos (Ps.)

	2Q22	2Q21	Var.		Org.
Revenues	16,926	11,266	50.2%		17.3%
Income from Operations	822	586	40.3%		(3.0)%
Income from Operations Margin (%)	4.9	5.2	(30	)bps
Operative Cash Flow (EBITDA)	1,541	1,197	28.7%		5.8%
Operative Cash Flow (EBITDA) Margin (%)	9.1	10.6	(150	)bps

Revenues In millions of Ps.	EBITDA In millions of Ps.

Total revenues increased 50.2% in 2Q22 compared to 2Q21. On an organic1 basis, total revenues increased 17.3%, reflecting better trends in several categories in the United States, particularly facility supplies distribution as occupancy and attendance rates improve in the office sector, coupled with positive trends at our warehouse management operations in Latin America.

Gross profit represented 22.5% of total revenues, reflecting a positive mix effect driven by the strong growth of our United States operations which have a higher structural gross margin level.

Income from operations represented 4.9% of total revenues. Operating expenses increased 58.7% to Ps. 2,986 million, reflecting the inorganic expansion of our distribution platform in the United States, coupled with increased transportation and labor costs across markets. This was partially offset by greater efficiencies and positive operating leverage at Envoy Solutions.

1 Excludes the effects of significant mergers and acquisitions in the last twelve months.

July 28, 2022 | Page 6

RESULTS FOR THE FIRST SIX MONTHS OF 2022

Results are compared to the same period of previous year

FEMSA CONSOLIDATED

Financial Summary for the First Six Months

Amounts expressed in millions of Mexican Pesos (Ps.)

	2022	2021	Var.		Org.
Revenues	315,269	261,556	20.5%		17.2%
Income from Operations	27,267	23,498	16.0%		14.2%
Income from Operations Margin (%)	8.6	9.0	(40	)bps
Operative Cash Flow (EBITDA)	43,095	38,326	12.4%		11.0%
Operative Cash Flow (EBITDA) Margin (%)	13.7	14.7	(100	)bps
Net Income	13,504	11,514	17.3%

Total revenues increased 20.5%. On an organic basis,1 total revenues increased 17.2% reflecting growth across all operations.

Gross profit increased 16.2%. Gross margin decreased 140 basis points to 37.0% of total revenues, reflecting gross margin expansion at FEMSA’s Proximity Division and the Logistics & Distribution business, offset by contractions at Coca-Cola FEMSA and FEMSA’s Health and Fuel operations.

Income from operations increased 16.0%. On an organic basis,1 income from operations increased 14.2%. Our consolidated operating margin decreased 40 basis points to 8.6% of total revenues, reflecting margin expansion at FEMSA’s Proximity, Health Fuel and Logistics & Distribution operations, offset by margin a contraction at Coca-Cola FEMSA.

Net consolidated income increased to Ps. 13,504 million, reflecting: i) higher income from operations at all our business units; ii) a decrease in net interest expenses. These were partially offset by a non-cash foreign exchange loss related to FEMSA’s U.S. dollar-denominated cash position as impacted by the appreciation of the Mexican peso and by other non-operating expenses which reflect a demanding comparison base that included dividends received from our investment in Jetro Restaurant Depot.

Net majority income per FEMSA Unit2 was Ps.2.57 (US$1.28 per ADS).

Capital expenditures amounted to Ps. 12,065 million, reflecting the reactivation of ongoing investment activities at most of our business units.

1 Excludes the effects of significant mergers and acquisitions in the last twelve months.

2 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of June 30, 2022 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

July 28, 2022 | Page 7

PROXIMITY

Financial Summary for the First Six Months

Amounts expressed in millions of Mexican Pesos (Ps.) except same-store sales

	2022	2021	Var.		Org.
Same-store sales (thousands of Ps.)	841.8	736.6	14.3%
Revenues	110,054	94,268	16.7%		16.4%
Income from Operations	9,837	6,980	40.9%		42.4%
Income from Operations Margin (%)	8.9	7.4	150	bps
Operative Cash Flow (EBITDA)	15,802	12,556	25.9%		26.3%
Operative Cash Flow (EBITDA) Margin (%)	14.4	13.3	110	bps

Total revenues increased 16.7%. On an organic1 basis, total revenues increased 16.4%. OXXO’s same-store sales increased an average of 14.3%, driven by a 11.3% increase in average customer ticket, coupled with a 2.6% increase in store traffic.

Gross profit reached 41.1% of total revenues.

Income from operations amounted to 8.9% of total revenues, reflecting long-lasting operating efficiencies. Operating expenses increased 12.3% to Ps. 35,417 million.

FUEL

Financial Summary for the First Six Months

Amounts expressed in millions of Mexican Pesos (Ps.) except same-station sales

	2022	2021	Var.
Same-station sales (thousands of Ps.)	6,741.7	5,522.4	22.1%
Revenues	24,115	18,509	30.3%
Income from Operations	949	564	68.3%
Income from Operations Margin (%)	3.9	3.0	90	bps
Operative Cash Flow (EBITDA)	1,491	1,044	42.8%
Operative Cash Flow (EBITDA) Margin (%)	6.2	5.6	60	bps

Total revenues increased 30.3%. Same-station sales increased an average of 22.1%, reflecting a 7.9% increase in the average price per liter, coupled with a 13.1% increase in average volume.

Gross profit reached 12.3% of total revenues.

Income from operations amounted to 3.9% of total revenues. Operating expenses increased 11.1% to Ps. 2,015 million.

1 Excludes the effects of significant mergers and acquisitions in the last twelve months.

July 28, 2022 | Page 8

HEALTH

Financial Summary for the First Six Months

Amounts expressed in millions of Mexican Pesos (Ps.) except same-store sales

	2022	2021	Var.
Same-store sales (thousands of Ps.)	1,331.8	1,305.9	2.0%
Revenues	37,500	36,127	3.8%
Income from Operations	1,982	1,866	6.2%
Income from Operations Margin (%)	5.3	5.2	10	bps
Operative Cash Flow (EBITDA)	3,834	3,550	8.0%
Operative Cash Flow (EBITDA) Margin (%)	10.2	9.8	40	bps

Total revenues increased by 3.8%. Same-store sales for drugstores increased by an average of 2.0%, reflecting positive trends in our Mexican, Chilean, and Colombian operations, partially offset by a still challenging economic environment in Ecuador, and by the depreciation of the Chilean and Colombian pesos, against the Mexican peso.

Gross profit reached 28.9% of total revenues.

Income from operations amounted to 5.3% of total revenues. Operating expenses increased 2.4% to Ps. 8,847 million.

LOGISTICS & DISTRIBUTION

Financial Summary for the First Six Months

Amounts expressed in millions of Mexican Pesos (Ps.)

	2022	2021	Var.		Org.
Revenues	32,959	22,074	49.3%		14.8%
Income from Operations	1,561	953	63.8%		14.7%
Income from Operations Margin (%)	4.7	4.3	40	bps
Operative Cash Flow (EBITDA)	2,882	2,162	33.3%		11.0%
Operative Cash Flow (EBITDA) Margin (%)	8.7	9.8	(110	)bps

Total revenues increased 49.3%. On an organic1 basis, total revenues increased 14.8%, reflecting positive demand dynamics in our operations in Latin America, coupled with robust recovery trends and effective cross-selling initiatives at Envoy Solutions operations in the United States.

Gross profit reached 22.7% of total revenues, reflecting an increasing contribution of our United States distribution operations which command a higher gross margin level, partially offset by an increased fuel and leasing costs in our Latin America operations.

Income from operations represented 4.7% of total revenues. Operating expenses increased 53.4% to Ps. 5,926 million, reflecting strong inorganic growth at our distribution operations in the United States.

1 Excludes the effects of significant mergers and acquisitions in the last twelve months.

July 28, 2022 | Page 9

COCA-COLA FEMSA

Coca-Cola FEMSA’s financial results and discussion thereof are incorporated by reference from Coca-Cola FEMSA’s press release, which is attached to this press release or may be accessed by visiting coca-colafemsa.com.

RECENT DEVELOPMENTS

●	On July 5, 2022, FEMSA announced that it an all-cash offer to purchase all of the publicly held shares of Valora Holding AG (“Valora”) for CHF 260.00 per share. This is equivalent to a premium of 57.3% to the volume-weighted average share price of the last 60 trading days and 52.0% to the Valora closing share price on July 4, 2022.

o	Based on an external fairness opinion, the Valora Board of Directors unanimously recommended that shareholders accept the offer by FEMSA.

o	Valora’s largest individual shareholder owning a stake of approximately 17%, supports the offer and is undertaking to tender all of his shares as part of this offer.

o	FEMSA will fund the up to USD 1.2 billion / CHF 1.1 billion all-cash acquisition with available cash on hand.

●	On July 26, 2022 FEMSA published the Offer Prospectus for a cash public tender offer (“Offer”) by FEMSA’s wholly owned subsidiary Impulsora de Marcas e Intangibles, S.A. de C.V. to acquire all publicly held shares of Valora Holding AG at a price of CHF 260.00 net in cash per share as pre-announced on July 5, 2022. The Offer Prospectus is available on www.femsa.gcs-web.com/valora-transaction

●	During the second quarter of 2022, FEMSA through Envoy Solutions completed the following acquisitions in the United States, which recorded aggregated sales for approximately US$ 450 million per year prior to their acquisition:

o	Sigma Supply of North America Inc.

o	American Paper & Supply Inc.

o	Hughes Enterprises, Inc.

CONFERENCE CALL INFORMATION

Our Second Quarter 2022 Conference Call will be held on: Thursday, July 28, 2022, 10:00 AM Eastern Time (9:00 AM Mexico City Time). The conference call will be webcast live through streaming audio.

Telephone:	Toll Free US:	(800) 289 0720
	International:	+1 (323) 701 0160

Webcast:	https://edge.media-server.com/mmc/p/47nhgxtr

Conference ID:	7089133

July 28, 2022   |   Page 10

If you are unable to participate live, the conference call audio will be available on https://femsa.gcs-web.com/financial-reports/quarterly-results

ABOUT FEMSA

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through a Proximity Division operating OXXO, a small-format store chain, and OXXO Gas, a chain of retail service stations; through a Health Division, which includes drugstores and related activities; and through FEMSA’s Digital Division, which includes Spin by OXXO and OXXO Premia, among other loyalty and digital financial services initiatives. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume; and in the beer industry, as the second largest shareholder of Heineken, one of the world’s leading brewers with operations in over 70 countries. FEMSA also participates in the logistics and distribution industry through its Strategic Business Unit, which additionally provides point-of-sale refrigeration and plastic solutions to its business units and third-party clients. Across its business units, FEMSA has more than 320,000 employees in 13 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index, among other indexes that evaluate its sustainability performance.

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the noon buying rate for Mexican pesos as published by the Federal Reserve Bank of New York on June 30, 2022, which was 20.1180 Mexican pesos per US dollar.

FORWARD-LOOKING STATEMENTS

This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Eight pages of tables and Coca-Cola FEMSA’s press release to follow

July 28, 2022   |   Page 11

FEMSA – Consolidated Income Statement

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the second quarter of:						For the six months of:
	2022	% of rev.	2021	% of rev.	% Var.	% Org.(A)	2022	% of rev.	2021	% of rev.	% Var.	% Org.(A)
Total revenues	167,504	100.0	137,058	100.0	22.2	18.9	315,269	100.0	261,556	100.0	20.5	17.2
Cost of sales	105,408	62.9	83,200	60.7	26.7		198,645	63.0	161,156	61.6	23.3
Gross profit	62,096	37.1	53,858	39.3	15.3		116,624	37.0	100,400	38.4	16.2
Administrative expenses	7,699	4.6	6,573	4.8	17.1		14,998	4.8	12,404	4.7	20.9
Selling expenses	38,836	23.2	33,175	24.2	17.1		74,146	23.5	64,069	24.5	15.7
Other operating expenses (income), net (1)	206	0.1	137	0.1	50.4		213	0.1	429	0.2	(50.3)
Income from operations (2)	15,355	9.2	13,973	10.2	9.9	8.6	27,267	8.6	23,498	9.0	16.0	14.2
Other non-operating expenses (income)	234		(565)		(141.4)		104		(1,003)		(110.4)
Interest expense	4,197		4,878		(14.0)		8,144		8,714		(6.5)
Interest income	787		283		178.1		1,526		543		181.0
Interest expense, net	3,410		4,595		(25.8)		6,618		8,171		(19.0)
Foreign exchange loss (gain)	(111)		2,485		(104.5)		1,422		961		48.0
Other financial expenses (income), net	(477)		(107)		N.S.		317		(261)		N.S.
Financing expenses, net	2,822		6,973		(59.5)		8,357		8,871		(5.8)
Income before income tax and participation in associates results	12,299		7,565		62.6		18,806		15,630		20.3
Income tax	4,668		3,311		41.0		6,697		5,970		12.2
Participation in associates results (3)	9		1,001		(99.1)		1,395		1,854		(24.8)
Consolidated net income (Loss)	7,640		5,255		45.4		13,504		11,514		17.3
Net majority income	5,208		3,082		69.0		9,211		7,647		20.5
Net minority income	2,432		2,173		11.9		4,293		3,867		11.0

Operative Cash Flow & CAPEX	2022	% of rev.	2021	% of rev.	% Inc.	% Org.(A)	2022	% of rev.	2021	% of rev.	% Inc.	% Org.(A)
Income from operations	15,355	9.2	13,973	10.2	9.9	8.6	27,267	8.6	23,498	9.0	16.0	14.2
Depreciation	6,702	4.0	6,221	4.5	7.7		13,182	4.2	12,428	4.8	6.1
Amortization & other non-cash charges	1,313	0.8	1,155	0.9	13.7		2,646	0.9	2,400	0.9	10.3
Operative cash flow (EBITDA)	23,370	14.0	21,349	15.6	9.5	8.2	43,095	13.7	38,326	14.7	12.4	11.0
CAPEX	6,296		5,172		21.7		12,065		8,526		41.5

(A) Organic basis (% Org.) excludes the effects of significant mergers and acquisitions in the last twelve months.

(1) Other operating expenses (income), net = other operating expenses (income) +(-) equity method from operated associates.

(2) Income from operations = gross profit – administrative and selling expenses – other operating expenses (income), net.

(3) Mainly represents the equity method participation in Heineken’s and Grupo Nós results, net.

(4) At the end of june, the CAPEX effectively paid is equivalent to $12,048M.

July 28, 2022   |   Page 12

FEMSA – Consolidated Balance Sheet

Amounts expressed in millions of Mexican Pesos (Ps.)

ASSETS	Jun-22	Dic-21	% Inc.
Cash and cash equivalents	105,900	97,407	8.7
Investments	22	24,415	(99.9)
Accounts receivable	37,494	33,898	10.6
Inventories	54,854	50,896	7.8
Other current assets	32,542	24,102	35.0
Total current assets	230,812	230,718	0.0
Investments in shares	101,022	107,299	(5.9)
Property, plant and equipment, net	118,314	115,147	2.8
Right of use	58,326	56,994	2.3
Intangible assets (1)	164,648	158,138	4.1
Other assets	60,523	69,204	(12.5)
TOTAL ASSETS	733,645	737,500	(0.5)

LIABILITIES & STOCKHOLDERS’ EQUITY	Jun-22	Dic-21	% Inc.
Bank loans	1,431	2,003	(28.6)
Current maturities of long-term debt	15,592	2,637	N.S.
Interest payable	1,789	1,968	(9.1)
Current maturities of long-term leases	7,552	7,306	3.4
Operating liabilities	137,560	122,809	12.0
Total current liabilities	163,924	136,723	19.9
Long-term debt (2)	158,995	179,857	(11.6)
Long-term leases	56,809	55,048	3.2
Laboral obligations	7,878	7,600	3.7
Other liabilities	25,198	23,155	8.8
Total liabilities	412,804	402,383	2.6
Total stockholders’ equity	320,841	335,117	(4.3)
TOTAL LIABILITIES AND STOCKHOLERS’ EQUITY	733,645	737,500	(0.5)

	June 30, 2022
DEBT MIX (2)	% of Total	Average Rate
Denominated in:
Mexican pesos	38.2%	7.8%
U.S. Dollars	29.5%	3.3%
Euros	22.6%	1.1%
Colombian pesos	1.0%	7.4%
Argentine pesos	0.1%	39.4%
Brazilian reais	7.2%	10.5%
Chilean pesos	0.6%	5.4%
Uruguayan Pesos	0.7%	6.7%
Guatemalan Quetzal	0.0%	0.0%
Total debt	100.0%	5.2%

Fixed rate (2)	88.3%
Variable rate (2)	11.7%

DEBT MATURITY PROFILE	2023	2024	2025	2026	2027	2028+
% of Total Debt	1.2%	6.2%	1.5%	1.1%	1.4%	88.6%

(1)	Includes mainly the intangible assets generated by acquisitions.

(2)	Includes the effect of derivative financial instruments on long-term debt.

July 28, 2022   |   Page 13

Proximity Division – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the second quarter of:						For the six months of:
	2021	% of rev.	2020	% of rev.	% Var.	% Org.(A)	2021	% of rev.	2020	% of rev.	% Var.	% Org.(1)
Total revenues	60,136	100.0	50,850	100.0	18.3	17.5	110,054	100.0	94,268	100.0	16.7	16.4
Cost of sales	35,373	58.8	29,712	58.4	19.1		64,800	58.9	55,756	59.1	16.2
Gross profit	24,763	41.2	21,138	41.6	17.1		45,254	41.1	38,512	40.9	17.5
Administrative expenses	1,570	2.6	1,579	3.1	(0.6)		2,876	2.6	2,805	3.0	2.5
Selling expenses	17,010	28.3	14,930	29.4	13.9		32,422	29.5	28,596	30.4	13.4
Other operating expenses (income), net	73	0.1	60	0.1	21.7		119	0.1	131	0.1	(9.2)
Income from operations	6,110	10.2	4,569	9.0	33.7	36.0	9,837	8.9	6,980	7.4	40.9	42.4
Depreciation	2,734	4.5	2,572	5.1	6.3		5,400	4.9	5,140	5.5	5.1
Amortization & other non-cash charges	328	0.6	219	0.4	49.8		565	0.6	436	0.4	29.6
Operative cash flow (EBITDA)	9,172	15.3	7,360	14.5	24.6	25.3	15,802	14.4	12,556	13.3	25.9	26.3
CAPEX	2,038		1,730		17.8		3,790		3,038		24.8

Information of OXXO Stores
Total stores							20,668		19,834		4.2
Stores Mexico							20,196		19,566		3.2
Stores South America							472		268		76.1

Net new convenience stores:
vs. Last quarter	168		128		31.3
Year-to-date	237		268		(11.6)
Last-twelve-months	834		276		202.2

Same-store data: (1)
Sales (thousands of pesos)	916.5		792.9		15.6		841.8		736.6		14.3
Traffic (thousands of transactions)	18.3		17.7		3.4		17.4		16.9		2.6
Ticket (pesos)	50.1		44.8		11.8		48.5		43.5		11.3

(A) Organic basis (% Org.) excludes the effects of significant mergers and acquisitions in the last twelve months.
(1) Monthly average information per store, considering same stores with more than twelve months of operations, income from services are included.

July 28, 2022   |   Page 14

Fuel – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the second quarter of:					For the six months of:
	2022	% of rev.	2021	% of rev.	% Var.	2022	% of rev.	2021	% of rev.	% Var.
Total revenues	13,220	100.0	9,974	100.0	32.5	24,115	100.0	18,509	100.0	30.3
Cost of sales	11,596	87.7	8,677	87.0	33.6	21,151	87.7	16,132	87.2	31.1
Gross profit	1,624	12.3	1,297	13.0	25.2	2,964	12.3	2,377	12.8	24.7
Administrative expenses	57	0.4	84	0.8	(32.1)	90	0.4	147	0.8	(38.8)
Selling expenses	1,002	7.7	855	8.6	17.2	1,933	8.0	1,672	9.0	15.6
Other operating expenses (income), net	(7)	(0.1)	2	-	N.S.	(8)	-	(6)	-	33.3
Income from operations	572	4.3	356	3.6	60.7	949	3.9	564	3.0	68.3
Depreciation	256	1.9	247	2.5	3.6	518	2.1	476	2.6	8.8
Amortization & other non-cash charges	14	0.2	7	-	100.0	24	0.2	4	-	N.S.
Operative cash flow (EBITDA)	842	6.4	610	6.1	38.0	1,491	6.2	1,044	5.6	42.8
CAPEX	(0)		82		(100.4)	36		169		(78.6)

Information of OXXO GAS Service Stations
Total service stations						569		563		1.1
Net new service stores:
vs. Last quarter	0		2		(100.0)
Year-to-date	2		5		(60.0)
Last-twelve-months	6		12		(50.0)

Volume (millions of liters) total stations	660		534		23.5	1,223		1,008		21.3

Same-store data: (1)
Sales (thousands of pesos)	7,440.2		5,943.8		25.2	6,741.7		5,522.4		22.1
Volume (thousands of liters)	368.8		317.0		16.3	339.5		300.0		13.1
Average price per liter	20.2		18.7		7.6	19.9		18.4		7.9

(A) Unaudited consolidated financial information.

(1) Monthly average information per station, considering same stations with more than twelve months of operations.

July 28, 2022   |   Page 15

Health Division – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the second quarter of:					For the six months of:
	2022	% of rev.	2021	% of rev.	% Var.	2022	% of rev.	2021	% of rev.	% Var.
Total revenues	18,844	100.0	18,377	100.0	2.5	37,500	100.0	36,127	100.0	3.8
Cost of sales	13,466	71.5	12,943	70.4	4.0	26,671	71.1	25,624	70.9	4.1
Gross profit	5,378	28.5	5,434	29.6	(1.0)	10,829	28.9	10,503	29.1	3.1
Administrative expenses	420	2.2	819	4.5	(48.7)	1,182	3.2	1,554	4.3	(23.9)
Selling expenses	4,040	21.4	3,596	19.6	12.3	7,656	20.4	7,113	19.7	7.6
Other operating expenses (income), net	3	-	(37)	(0.2)	(108.1)	9	-	(30)	(0.1)	(130.0)
Income from operations	915	4.9	1,056	5.7	(13.4)	1,982	5.3	1,866	5.2	6.2
Depreciation	747	4.0	741	4.0	0.8	1,476	3.9	1,444	4.0	2.2
Amortization & other non-cash charges	172	0.8	120	0.7	43.3	376	1.0	240	0.6	56.7
Operative cash flow (EBITDA)	1,834	9.7	1,917	10.4	(4.3)	3,834	10.2	3,550	9.8	8.0
CAPEX	449		331		35.5	693		585		18.6

Information of Stores
Total stores						3,862		3,459		11.7
Stores Mexico						1,481		1,372		7.9
Stores South America						2,381		2,087		14.1

Net new stores:
vs. Last quarter	144		54		166.7
Year-to-date	210		91		130.8
Last-twelve-months	403		270		49.3

Same-store data: (1)
Sales (thousands of pesos)	1,320.7		1,313.6		0.5	1,331.8		1,305.9		2.0

(1) Monthly average information per store, considering same stores with more than twelve months of all the retail operations of the Health Division.

July 28, 2022   |   Page 16

Logistics & Distribution – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the second quarter of:						For the six months of:
	2022	% of rev.	2021	% of rev.	% Var.	% Org.(1)	2022	% of rev.	2021	% of rev.	% Var.	% Org.(1)
Total revenues	16,926	100.0	11,266	100.0	50.2	17.3	32,959	100.0	22,074	100.0	49.3	14.8
Cost of sales	13,119	77.5	8,798	78.1	49.1		25,473	77.3	17,254	78.2	47.6
Gross profit	3,808	22.5	2,468	21.9	54.3		7,486	22.7	4,821	21.8	55.3
Administrative expenses	1,398	8.3	1,032	9.2	35.5		2,753	8.4	2,155	9.8	27.7
Selling expenses	1,582	9.3	856	7.6	84.8		3,170	9.6	1,706	7.7	85.8
Other operating expenses (income), net	6	-	(6)	(0.1)	N.S.		3	-	8	0.0	(62.5)
Income from operations	822	4.9	586	5.2	40.3	(3.0)	1,561	4.7	953	4.3	63.8	14.7
Depreciation	512	3.0	434	3.9	18.0		908	2.8	844	3.8	7.6
Amortization & other non-cash charges	207	1.2	177	1.6	16.9		413	1.2	365	1.7	13.2
Operative cash flow (EBITDA)	1,541	9.1	1,197	10.6	28.7	5.8	2,882	8.7	2,162	9.8	33.3	11.0
CAPEX	291		130		124.5		587		324		80.8

(1) Organic basis (% Org.) excludes the effects of significant mergers and acquisitions in the last twelve months.

July 28, 2022   |   Page 17

Coca-Cola FEMSA – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the second quarter of:						For the six months of:
	2022	% of rev.	2021	% of rev.	% Var.	% Org.(1)	2022	% of rev.	2021	% of rev.	% Var.	% Org.(1)
Total revenues	57,311	100.0	47,786	100.0	19.9	19.0	108,635	100.0	92,500	100.0	17.4	16.6
Cost of sales	32,039	55.9	25,226	52.8	27.0		60,702	55.9	50,009	54.1	21.4
Gross profit	25,271	44.1	22,560	47.2	12.0		47,933	44.1	42,491	45.9	12.8
Administrative expenses	2,868	5.0	2,279	4.8	25.8		5,330	4.9	4,092	4.4	30.3
Selling expenses	14,580	25.4	12,910	26.9	12.9		27,919	25.6	24,899	26.9	12.1
Other operating expenses (income), net	171	0.3	123	0.3	39.0		173	0.2	353	0.4	(51.0)
Income from operations	7,652	13.4	7,248	15.2	5.6	5.1	14,512	13.4	13,147	14.2	10.4	9.9
Depreciation	2,399	4.2	2,179	4.6	10.1		4,755	4.4	4,417	4.8	7.7
Amortization & other non-cash charges	556	0.9	580	1.1	(4.1)		1,195	1.0	1,252	1.3	(4.6)
Operative cash flow (EBITDA)	10,607	18.5	10,007	20.9	6.0	5.4	20,461	18.8	18,816	20.3	8.7	8.2
CAPEX	4,052		2,841		42.6		7,157		4,301		66.4

Sales Volumes
(Millions of unit cases)
Mexico and Central America	590.7	62.0	545.8	64.1	8.2		1,084.7	59.1	1,017.1	61.6	6.6
South America	131.1	13.8	106.1	12.5	23.6		267.8	14.6	226.7	13.7	18.1
Brazil	230.7	24.2	199.5	23.4	15.6		481.5	26.3	408.3	24.7	17.9
Total	952.4	100.0	851.4	100.0	11.9		1,834.1	100.0	1,652.1	100.0	11.0

(1) Organic basis (% Org.) excludes the effects of significant mergers and acquisitions in the last twelve months.

July 28, 2022   |   Page 18

FEMSA Macroeconomic Information

	Inflation		End-of-period Exchange Rates
	2Q 2022	LTM (1) Jun-22	Jun-22		Jun-21
			Per USD	Per MXN	Per USD	Per MXN
Mexico	1.32%	7.88%	19.98	1.0000	19.80	1.0000
Colombia	1.82%	9.37%	4,127.47	0.0048	3,756.67	0.0053
Brazil	1.09%	11.30%	5.24	3.8153	5.00	3.9588
Argentina	9.87%	62.59%	125.23	0.1596	95.72	0.2069
Chile	3.00%	12.40%	932.08	0.0214	735.28	0.0269
Euro Zone	-0.28%	8.67%	0.94	21.1948	0.84	23.5896

(1) LTM = Last twelve months.

July 28, 2022   |   Page 19

Coca-Cola FEMSA

Second Quarter and First Six Months

2022 Results

Investor Relations
Jorge Collazo | jorge.collazo@kof.com.mx
Lorena Martin | lorena.martinl@kof.com.mx
Marene Aranzabal | marene.aranzabal@kof.com.mx
José Enrique Solís | tmxjose.solis@kof.com.mx

Sprite
agua gasificada
ciel

Mexico City, July 25, 2022, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFUBL, NYSE: KOF) (“Coca-Cola FEMSA”, “KOF” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces results for the second quarter and the first six months of 2022.

SECOND QUARTER OPERATIONAL AND FINANCIAL HIGHLIGHTS

●	Consolidated volumes increased 11.9% as compared to the second quarter of 2021. This increase was driven mainly by double-digit volume increases in Brazil, Colombia, Argentina, and Central America, coupled with volume growth in the rest of our territories. On a comparable basis, our volume increased 11.0%.

●	Total revenues increased 19.9%, while comparable revenues increased 16.4%, driven mainly by volume growth, pricing initiatives, favorable price-mix effects, and favorable currency translation effects as a result of the appreciation of the Brazilian Real. These factors were partially offset by a decline in beer revenues related to the transition of the beer portfolio in Brazil.

●	Operating income increased 5.6%, while comparable operating income increased 1.8%. Our raw material hedging strategies and operating expense efficiencies were partially offset by (i) a tough comparison base that includes the recognition of an extraordinary Ps. 1,083 million during the second quarter of 2021, related to credits on concentrate purchased from the Manaus Free Trade Zone in Brazil; and (ii) higher PET and sweetener costs.

●	Majority net income increased 39.5%, driven mainly by a decrease in our comprehensive financing result, related to a gain in the market value of financial instruments, a decrease in interest expense, net and a foreign exchange gain.

●	Earnings per share[1] were Ps. 0.28 (Earnings per unit were Ps. 2.20 and per ADS were Ps. 22.02.).

RESULTS FINANCIAL SUMMARY

Change vs. same period of last year

		Total Revenues		Gross Profit		Operating Income		Majority Net Income
		2Q 2022	YTD 2022	2Q 2022	YTD 2022	2Q 2022	YTD 2022	2Q 2022	YTD 2022
As Reported	Consolidated	19.9%	17.4%	12.0%	12.8%	5.6%	10.4%	39.5%	16.4%
	Mexico & Central America	13.9%	12.7%	8.7%	8.0%	11.6%	12.5%
	South America	30.3%	24.7%	18.8%	22.4%	(9.0)%	5.0%
Comparable (2)	Consolidated	16.4%	14.1%	8.6%	9.9%	1.8%	7.3%
	Mexico & Central America	14.2%	12.9%	9.0%	8.1%	11.8%	12.6%
	South America	20.0%	15.7%	8.0%	13.1%	(20.0)%	(5.4)%

John Santa Maria, Coca-Cola FEMSA’s CEO, commented:

“I am encouraged by our solid second-quarter results. We continue building on our positive momentum despite the inflationary environment that is affecting industries worldwide. The resilience of our business, coupled with our revenue management capabilities, enabled us to deliver solid top-line growth across all of our territories. Moreover, we continue growing our operating income, substantially mitigating margin pressures by leveraging our hedging initiatives and our team’s ability to double down on expense efficiencies. This is especially evident when adjusting for extraordinary effects recognized during the same period of 2021, leading to a resilient adjusted operating margin year-on-year.

As we enter the second half of the year, we will continue leveraging our revenue management capabilities, working intensively to provide affordability to our consumers, ensuring we offer them the right product at the right price. Additionally, we will continue accelerating towards our strategic goals, including the rollout of our digital omnichannel platform, which now reaches over 645 thousand active monthly buyers, up from approximately 400 thousand during the first quarter of the year.”

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

(2)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

RECENT DEVELOPMENTS

●	On May 3, 2022, Coca-Cola FEMSA paid the first installment of the dividend declared in the Annual Ordinary General Shareholders’ Meeting in the amount of Ps. 0.339375 per share, for a total cash distribution of Ps. 5,704 million.

●	On July 14, 2022, Coca-Cola FEMSA announced that its subsidiary Spal Indústria Brasileira de Bebidas, S.A., signed a non-exclusive agreement to distribute Grupo Perfetti Van Melle (“Perfetti”) products in its Brazilian territories. Perfetti is one of the world’s largest manufacturers of confectionary and chewing gum, with global brands such as Mentos and Fruit-tella.

●	For the seventh consecutive year, Coca-Cola FEMSA and FEMSA were selected as members of the FTSE4Good Emerging Latin America Index, for its environmental, social and governance practices. For its part Coca-Cola FEMSA achieved an above average score in the consumer goods and soft drinks industries. “At Coca-Cola FEMSA, we place sustainability at the heart of our organization and continue to make progress towards our goal of being the most sustainable ecosystem and a benchmark in the industry on ESG issues” said Maria del Carmen Alanis, Coca-Cola FEMSA’s Chief Corporate Affairs Officer, and added “being members of the FTSE4Good Index for the past seven years strengthens our commitment to our planet and the communities in which we operate.”

●	In accordance with IFRS 9, as of the second quarter we are recognizing the hedging gain or loss on the debt instrument that is being hedged using interest rate derivatives.

As a result, Coca-Cola FEMSA is recording a one-off gain in “Market value (gain) loss in financial instruments” of Ps. 653 million, corresponding to the first quarter of 2022, offseting the loss recognized in the previous quarter. Including this effect, for the second quarter of 2022 we are reporting a gain of Ps. 355 million in “Market value (gain) loss in financial instruments”.

Interest rate derivatives that have been designated as fair value hedge relationships have been used by Coca-Cola FEMSA to mitigate the volatility in the fair value of existing financing instruments due to changes in floating interest rate benchmarks. Gains and losses on these instruments are recorded in “Market value (gain) loss in financial instruments” in the period in which they occur. As previously mentioned, starting in the second quarter of 2022, the hedging gain or loss will adjust the carrying amount of the hedged item and will be recognized in P&L under “Market value (gain) loss in financial instruments”.

CONFERENCE CALL INFORMATION

CONSOLIDATED SECOND QUARTER RESULTS

CONSOLIDATED SECOND QUARTER RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	2Q 2022	2Q 2021	Δ%	Δ%
Total revenues	57,311	47,786	19.9%	16.4%
Gross profit	25,271	22,560	12.0%	8.6%
Operating income	7,652	7,248	5.6%	1.8%
Operating cash flow (2)	10,607	10,007	6.0%	2.4%

Volume increased 11.9% to 952.4 million unit cases, driven mainly by double-digit volume increases in Brazil, Argentina, Colombia, and Central America, coupled with volume growth in the rest of our territories. On a comparable basis, our volume would have increased 11.0%.

Total revenues increased 19.9% to Ps. 57,311 million. This increase was driven mainly by volume growth, our pricing initiatives, and favorable price-mix effects. Additionally, a favorable currency translation effect was driven mainly by the appreciation of the Brazilian Real. These factors were partially offset by a decline in beer revenues related to the transition of the beer portfolio in Brazil. On a comparable basis, excluding M&A and currency translation effects, total revenues would have increased 16.4%.

Gross profit increased 12.0% to Ps. 25,271 million, and gross margin decreased 310 basis points to 44.1%. This gross margin decrease was driven mainly by (i) a tough comparison base due to the recognition of an extraordinary Ps. 1,083 million during the second quarter of 2021, related to credits on concentrate purchased from the Manaus Free Trade Zone in Brazil; and (ii) higher raw material costs, mainly in PET and sweeteners. These effects were partially offset by our top-line growth and favorable hedging initiatives. On a comparable basis, gross profit would have increased 8.6%.

Operating income increased 5.6% to Ps. 7,652 million, and operating margin decreased 180 basis points to 13.4%. This margin decrease was driven mainly by a decrease in gross margin, partially offset by a solid top-line performance, coupled with operating expense efficiencies. On a comparable basis, operating income would have increased 1.8%.

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Comprehensive financing result recorded an expense of Ps. 574 million, compared to an expense of Ps. 1,323 million in the same period of 2021.

This decrease was driven mainly by a gain in the market value of financial instruments of Ps. 355 million, related to the hedging gain on our debt instruments that are being hedged using interest rate derivatives. As explained in the recent developments section of this document, in accordance with IFRS 9, as of the second quarter we are recognizing the hedging gain or loss on the debt instrument that is being hedged using interest rate derivatives. As a result, Coca-Cola FEMSA is recording a one-off gain in “Market value (gain) loss in financial instruments” of Ps. 653 million, corresponding to the first quarter of 2022, offsetting the loss recognized in the previous quarter.

In addition, we recognized a foreign exchange gain of Ps. 80 million as compared to a loss of Ps. 171 million in the same period of 2021, as our net cash exposure in U.S. dollars was positively impacted by the depreciation of the Brazilian Real as compared to the first quarter of 2022.

Moreover, we recognized a reduction in interest expense, net, as compared to the same period of 2021, as we recognized an increase in our interest income related to an increase in interest rates.

Finally, we recognized a higher gain in monetary position in inflationary subsidiaries during the second quarter of 2022 as compared to the same period of the previous year.

Income tax as a percentage of income before taxes was 35.5% as compared to 37.9% during the same period of the previous year. This decrease was driven mainly by adjustments to deferred taxes.

Net income attributable to equity holders of the company was Ps. 4,627 million as compared to Ps. 3,316 million during the same period of the previous year. This increase was driven mainly by a decrease in our comprehensive financing result, coupled with operating income growth. Earnings per share1 were Ps. 0.28 (Earnings per unit were Ps. 2.20 and per ADS were Ps. 22.02.).

CONSOLIDATED FIRST SIX MONTHS RESULTS

CONSOLIDATED FIRST SIX MONTHS RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	YTD 2022	YTD 2021	Δ%	Δ%
Total revenues	108,635	92,500	17.4%	14.1%
Gross profit	47,933	42,491	12.8%	9.9%
Operating income	14,512	13,147	10.4%	7.3%
Operating cash flow (2)	20,461	18,816	8.7%	5.9%

Volume increased 11.0% to 1,834.1 million unit cases, driven mainly by double-digit volume increases in South America and Central America, coupled with solid volume growth in Mexico. On a comparable basis, our volume would have increased 10.0%.

Total revenues increased 17.4% to Ps. 108,635 million. This increase was driven mainly by volume growth, our pricing initiatives, favorable currency translation effects, driven mainly by the appreciation of the Brazilian Real, and favorable price-mix effects. These factors were partially offset by a decline in beer revenues related to the transition of the beer portfolio in Brazil. On a comparable basis, excluding M&A and currency translation effects, total revenues would have increased 14.1%.

Gross profit increased 12.8% to Ps. 47,933 million, and gross margin decreased 180 basis points to 44.1%. This gross margin decrease was driven mainly by (i) a tough comparison base due to the recognition of an extraordinary Ps. 1,083 million during the second quarter of 2021, related to credits on concentrate purchased from the Manaus Free Trade Zone in Brazil; and (ii) higher raw material costs, mainly in PET and sweeteners. These effects were partially offset by our top-line growth and favorable hedging initiatives. On a comparable basis, gross profit would have increased 9.9%.

Operating income increased 10.4% to Ps. 14,512 million, and operating margin decreased 80 basis points to 13.4%. This margin decrease was driven mainly by a decrease in gross margin, coupled with increases in labor, freight, and fuel expenses. These effects were partially offset by a solid top-line performance, coupled with operating expense efficiencies. On a comparable basis, operating income would have increased 7.3%.

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Comprehensive financing result recorded an expense of Ps. 2,765 million, compared to an expense of Ps. 2,454 million in the same period of 2021. This increase was driven mainly by a loss in financial instruments of Ps. 581 million, as compared to a loss of Ps. 9 million recorded during the same period of 2021, driven mainly by a market value loss of Ps. 935 million recognized during the first quarter of 2022, partially offset by a market value gain of Ps. 355 million recognized during the second quarter of 2022. As explained in the recent developments section of this document, in accordance with IFRS 9, as of the second quarter we are recognizing the hedging gain or loss on the debt instrument that is being hedged using interest rate derivatives. As a result, Coca-Cola FEMSA is recording on the second quarter a one-off gain in “Market value (gain) loss in financial instruments” of Ps. 653 million, corresponding to the first quarter of 2022, offsetting the loss recognized in said quarter.

These effects were partially offset by a decrease in interest expense, net, as compared to the same period of 2021, as we recognized an increase in our interest income related to an increase in interest rates in Mexico and Brazil.

In addition, we recognized a foreign exchange loss of Ps. 85 million as compared to a loss of Ps. 156 million in the same period of 2021, as our net cash exposure in U.S. dollars was positively impacted by the depreciation of the Brazilian Real during the first six months of 2022 as compared to the same period of 2021.

Income tax as a percentage of income before taxes was 33.2% as compared to 36.5% during the same period of the previous year. This decrease was driven mainly by adjustments to deferred taxes.

Net income attributable to equity holders of the company was Ps. 7,532 million as compared to Ps. 6,472 million during the same period of the previous year. This increase was driven mainly by operating income growth. Earnings per share1 were Ps. 0.45 (Earnings per unit were Ps. 3.59, and per ADS were Ps. 35.85.).

MEXICO & CENTRAL AMERICA DIVISION SECOND QUARTER RESULTS

(Mexico, Guatemala, Costa Rica, Panama, and Nicaragua)

MEXICO & CENTRAL AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	2Q 2022	2Q 2021	Δ%	Δ%
Total revenues	34,475	30,262	13.9%	14.2%
Gross profit	16,495	15,175	8.7%	9.0%
Operating income	5,727	5,132	11.6%	11.8%
Operating cash flow (2)	7,533	6,821	10.4%	10.7%

Volume increased 8.2% to 590.7 million unit cases, driven by a solid performance in Mexico, coupled with double-digit volume increases in Guatemala, Costa Rica, and Nicaragua.

Total revenues increased 13.9% to Ps. 34,475 million, driven mainly by volume growth in all of our territories, our pricing initiatives across the division, and favorable price-mix effects. These factors were partially offset by unfavorable currency translation effects mainly from the depreciation of the Costa Rican Colon. On a comparable basis, total revenues would have increased 14.2%.

Gross profit increased 8.7% to Ps. 16,495 million, and gross margin contracted 230 basis points to 47.8%. This margin contraction was driven mainly by an increase in raw material costs such as PET and sweeteners, which was partially offset by our raw material hedging strategies and an increase in our top-line. On a comparable basis, gross profit would have increased 9.0%.

Operating income increased 11.6% to Ps. 5,727 million, and operating margin contracted 40 basis points to 16.6% during the period, driven mainly by operating expense efficiencies, partially offset by an increase in fuel, freight, and maintenance expenses. On a comparable basis, operating income would have increased 11.8%.

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

SOUTH AMERICA DIVISION SECOND QUARTER RESULTS

(Brazil, Argentina, Colombia, and Uruguay)

SOUTH AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	2Q 2022	2Q 2021	Δ%	Δ%
Total revenues	22,835	17,524	30.3%	20.0%
Gross profit	8,776	7,385	18.8%	8.0%
Operating income	1,926	2,116	(9.0)%	(20.0)%
Operating cash flow (2)	3,074	3,186	(3.5)%	(13.7)%

Volume increased 18.4% to 361.7 million unit cases, driven mainly by a 15.6% volume increase in Brazil, a 25.0% volume increase in Colombia, and a 24.9% volume increase in Argentina, coupled with a solid volume performance in Uruguay. On a comparable basis, our volume for the division would have increased 15.9%.

Total revenues increased 30.3% to Ps. 22,835 million, driven mainly by our pricing initiatives, volume growth, favorable price-mix effects, and favorable currency translation effects. This increase was partially offset by a reduction in beer revenues as a result of the transition of our beer portfolio in Brazil. On a comparable basis, total revenues would have increased 20.0%.

Gross profit increased 18.8% to Ps. 8,776 million, and gross margin contracted 370 basis points to 38.4%. This growth in gross profit was driven mainly by solid top-line growth, favorable price-mix effects and raw material hedging strategies. These effects were partially offset by a tough comparison base that included the recognition of an extraordinary Ps. 1,083 million during the second quarter of 2021, related to credits on concentrate purchased from the Manaus Free Trade Zone in Brazil, coupled with increases in raw material costs such as PET and sweeteners. On a comparable basis, gross profit would have increased 8.0%.

Operating income decreased 9.0% to Ps. 1,926 million in the second quarter of 2022, resulting in a margin contraction of 370 basis points to 8.4%. This decline in operating income was driven mainly by an increase in operating expenses such as freight and labor, partially offset by favorable operating leverage as a result of solid volume growth across the division. On a comparable basis, operating income would have decreased 20.0%.

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

DEFINITIONS

Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Operating income is a non-GAAP financial measure computed as “gross profit – operating expenses – other operating expenses, net + operative equity method (gain) loss in associates.”

Operating cash flow is a non-GAAP financial measure computed as “operating income + depreciation + amortization & other operating non-cash charges.”

Earnings per share are equal to “quarterly earnings / outstanding shares.” Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806,658,096 shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

COMPARABILITY

In an effort to provide our readers with a more useful representation of our company’s underlying financial and operating performance, as of the first quarter 2020, we adjusted our methodology to calculate our comparable figures, no longer excluding hyperinflationary operations. Due to this change, our “comparable” term means, with respect to a year-over-year comparison, the change of a given measure excluding the effects of: (i) mergers, acquisitions, and divestitures; and (ii) translation effects resulting from exchange rate movements. In preparing this measure, management has used its best judgment, estimates, and assumptions in order to maintain comparability.

ABOUT THE COMPANY

Stock listing information: Mexican Stock Exchange, Ticker: KOFUBL | NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA files reports, including annual reports and other information with the U.S. Securities and Exchange Commission, or the “SEC,” and the Mexican Stock Exchange (Bolsa Mexicana de Valores, or the “BMV”) pursuant to the rules and regulations of the SEC (that apply to foreign private issuers) and of the BMV. Filings we make electronically with the SEC and the BMV are available to the public on the Internet at the SEC’s website at www.sec.gov, the BMV’s website at www.bmv.com.mx, and our website at www.coca-colafemsa.com.

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 131 brands to a population of more than 266 million. With over 80 thousand employees, the Company markets and sells approximately 3.5 billion unit cases through 2 million points of sale a year. Operating 49 manufacturing plants and 260 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among others. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay, and Venezuela through its investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com.

ADDITIONAL INFORMATION

All of the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

(6 pages of tables to follow)

COCA-COLA FEMSA

Consolidated Income Statement

Millions of Pesos (1)

	For the Second Quarter of:						For the First Six Months of:
	2022	% of Rev.	2021	% of Rev.	Δ% Reported	Δ% Comparable (7)	2022	% of Rev.	2021	% of Rev.	Δ% Reported	Δ% Comparable (7)
Transactions (million transactions)	5,636.1		4,660.0		20.9%	19.5%	10,847.6		9,035.0		20.1%	18.7%
Volume (million unit cases)	952.4		851.4		11.9%	11.0%	1,834.1		1,652.1		11.0%	10.0%
Average price per unit case	60.05		51.78		16.0%		59.10		51.34		15.1%
Net revenues	57,190		47,639		20.0%		108,395		92,181		17.6%
Other operating revenues	121		147		-18.0%		239		320		-25.1%
Total revenues (2)	57,311	100.0%	47,786	100.0%	19.9%	16.4%	108,635	100.0%	92,500	100.0%	17.4%	14.1%
Cost of goods sold	32,039	55.9%	25,226	52.8%	27.0%		60,702	55.9%	50,009	54.1%	21.4%
Gross profit	25,271	44.1%	22,560	47.2%	12.0%	8.6%	47,933	44.1%	42,491	45.9%	12.8%	9.9%
Operating expenses	17,448	30.4%	15,189	31.8%	14.9%		33,249	30.6%	28,991	31.3%	14.7%
Other operative expenses, net	260	0.5%	152	0.3%	71.0%		282	0.3%	364	0.4%	-22.6%
Operative equity method (gain) loss in associates(3)	(89)	-0.2%	(29)	-0.1%	NA		(109)	-0.1%	(11)	0.0%	NA
Operating income (5)	7,652	13.4%	7,248	15.2%	5.6%	1.8%	14,512	13.4%	13,147	14.2%	10.4%	7.3%
Other non operative expenses, net	70	0.1%	(83)	-0.2%	NA		249	0.2%	(80)	-0.1%	NA
Non Operative equity method (gain) loss in associates (4)	(25)	0.0%	72	0.2%	NA		(29)	0.0%	71	0.1%	NA
Interest expense	1,688		1,463		15.3%		3,339		2,936		13.7%
Interest income	541		194		179.4%		948		356		166.0%
Interest expense, net	1,147		1,270		-9.7%		2,391		2,580		-7.3%
Foreign exchange loss (gain)	(80)		171		NA		85		156		NA
Loss (gain) on monetary position in inflationary subsidiries	(138)		(118)		16.9%		(292)		(291)		0.4%
Market value (gain) loss on financial instruments	(355)		1		-47106.6%		581		9		NA
Comprehensive financing result	574		1,323		-56.6%		2,765		2,454		12.7%
Income before taxes	7,034		5,936		18.5%		11,526		10,702		7.7%
Income taxes	2,458		2,268		8.4%		3,787		3,927		-3.6%
Result of discontinued operations	-		-		NA		-		-		NA
Consolidated net income	4,576		3,668		24.7%		7,740		6,775		14.2%
Net income attributable to equity holders of the company	4,627	8.1%	3,316	6.9%	39.5%		7,532	6.9%	6,472	7.0%	16.4%
Non-controlling interest	(51)	-0.1%	352	0.7%	NA		208	0.2%	303	0.3%	NA

Operating Cash Flow & CAPEX	2022	% of Rev.	2021	% of Rev.	Δ% Reported	Δ% Comparable (7)	2022	% of Rev.	2021	% of Rev.	Δ% Reported	Δ% Comparable (7)
Operating income (5)	7,652	13.4%	7,248	15.2%	5.6%		14,512	13.4%	13,147	14.2%	10.4%
Depreciation	2,399		2,179		10.1%		4,755		4,417		7.6%
Amortization and other operative non-cash charges	556		580		-4.1%		1,195		1,252		-4.6%
Operating cash flow (5)(6)	10,607	18.5%	10,007	20.9%	6.0%	2.4%	20,461	18.8%	18,816	20.3%	8.7%	5.9%
CAPEX	4,052		2,841		42.6%		7,157		4,301		66.4%

(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 14 for revenue breakdown.
(3)	Includes equity method in Jugos del Valle and Leão Alimentos, among others.
(4)	Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER, and KSP Participacoes, among others.
(5)	The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.
(6)	Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.
(7)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(8)	For the second quarter of 2022, total CAPEX effectively paid was Ps. 4,052 million pesos.

MEXICO & CENTRAL AMERICA DIVISION

RESULTS OF OPERATIONS

Millions of Pesos (1)

	For the Second Quarter of:						For the First Six Months of:
	2022	% of Rev.	2021	% of Rev.	Δ% Reported	Δ% Comparable (6)	2022	% of Rev.	2021	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	3,126.6		2,790.7		12.0%	12.0%	5,774.9		5,174.6		11.6%	11.6%
Volume (million unit cases)	590.7		545.8		8.2%	8.2%	1,084.7		1,017.1		6.7%	6.6%
Average price per unit case	58.35		55.42		5.3%		58.44		55.28		5.7%
Net revenues	34,466		30,250				63,393		56,224
Other operating revenues	9		12				17		19
Total Revenues (2)	34,475	100.0%	30,262	100.0%	13.9%	14.2%	63,410	100.0%	56,242	100.0%	12.7%	12.9%
Cost of goods sold	17,980	52.2%	15,087	49.9%			32,908	51.9%	27,995	49.8%
Gross profit	16,495	47.8%	15,175	50.1%	8.7%	9.0%	30,502	48.1%	28,247	50.2%	8.0%	8.1%
Operating expenses	10,562	30.6%	10,000	33.0%			19,668	31.0%	18,572	33.0%
Other operative expenses, net	236	0.7%	62	0.2%			234	0.4%	251	0.4%
Operative equity method (gain) loss in associates (3)	(30)	-0.1%	(19)	-0.1%			(76)	-0.1%	(70)	-0.1%
Operating income (4)	5,727	16.6%	5,132	17.0%	11.6%	11.8%	10,677	16.8%	9,494	16.9%	12.5%	12.6%
Depreciation, amortization & other operating non-cash charges	1,806	5.2%	1,689	5.6%			3,579	5.6%	3,490	6.2%
Operating cash flow (4)(5)	7,533	21.9%	6,821	22.5%	10.4%	10.7%	14,256	22.5%	12,984	23.1%	9.8%	10.0%

(1)	Except volume and average price per unite case figures.

(2)	Please refer to page 14 for revenue breakdown.

(3)	Includes equity method in Jugos del Valle, among others.

(4)	The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.

(5)	Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.

(6)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

SOUTH AMERICA DIVISION

RESULTS OF OPERATIONS

Millions of Pesos (1)

	For the Second Quarter of:						For the First Six Months of:
	2022	% of Rev.	2021	% of Rev.	Δ% Reported	Δ% Comparable (6)	2022	% of Rev.	2021	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,509.5		1,869.3		34.3%	30.8%	5,072.6		3,860.4		31.4%	28.2%
Volume (million unit cases)	361.7		305.6		18.4%	15.9%	749.4		635.0		18.0%	15.4%
Average price per unit case	59.27		45.29		30.9%		56.68		45.03		25.9%
Net revenues	22,724		17,389				45,003		35,957
Other operating revenues	111		135				222		301
Total Revenues (2)	22,835	100.0%	17,524	100.0%	30.3%	20.0%	45,225	100.0%	36,258	100.0%	24.7%	15.7%
Cost of goods sold	14,059	61.6%	10,139	57.9%			27,793	61.5%	22,014	60.7%
Gross profit	8,776	38.4%	7,385	42.1%	18.8%	8.0%	17,431	38.5%	14,244	39.3%	22.4%	13.1%
Operating expenses	6,886	30.2%	5,189	29.6%			13,581	30.0%	10,419	28.7%
Other operative expenses, net	23	0.1%	90	0.5%			48	0.1%	113	0.3%
Operative equity method (gain) loss in associates (3)	(59)	-0.3%	(10)	-0.1%			(33)	-0.1%	59	0.2%
Operating income (4)	1,926	8.4%	2,116	12.1%	-9.0%	-20.0%	3,835	8.5%	3,653	10.1%	5.0%	-5.4%
Depreciation, amortization & other operating non-cash charges	1,148	5.0%	1,070	6.1%			2,370	5.2%	2,179	6.0%
Operating cash flow (4)(5)	3,074	13.5%	3,186	18.2%	-3.5%	-13.7%	6,206	13.7%	5,832	16.1%	6.4%	-2.6%

(1)	Except volume and average price per unit case figures.

(2)	Please refer to page 14 for revenue breakdown.

(3)	Includes equity method in Leão Alimentos and Verde Campo, among others.

(4)	The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.

(5)	Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.

(6)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

COCA-COLA FEMSA

Consolidated BALANCE SHEET

 Millions of Pesos

Assets	Jun-22	Dec-21	% Var.
Current Assets
Cash, cash equivalents and marketable securities	45,572	47,248	-4%
Total accounts receivable	12,704	13,014	-2%
Inventories	14,271	11,960	19%
Other current assets	7,592	8,142	-7%
Total current assets	80,139	80,364	0%
Non-Current Assets
Property, plant and equipment	118,944	113,827	4%
Accumulated depreciation	(53,898)	(51,644)	4%
Total property, plant and equipment, net	65,046	62,183	5%
Right of use assets	1,464	1,472	-1%
Investment in shares	7,965	7,494	6%
Intangible assets and other assets	104,530	102,174	2%
Other non-current assets	17,135	17,880	-4%
Total Assets	276,280	271,567	2%

Liabilities & Equity	Jun-22	Dec-21	% Var.
Current Liabilities
Short-term bank loans and notes payable	8,749	2,453	257%
Suppliers	25,540	22,745	12%
Short-term leasing Liabilities	536	614
Other current liabilities	27,927	20,409	37%
Total current liabilities	62,752	46,221	36%
Non-Current Liabilities
Long-term bank loans and notes payable	72,603	83,329	-13%
Long Term Leasing Liabilities	972	891
Other long-term liabilities	16,118	13,554	19%
Total liabilities	152,445	143,995	6%
Equity
Non-controlling interest	6,373	6,022	6%
Total controlling interest	117,461	121,550	-3%
Total equity	123,834	127,572	-3%
Total Liabilities and Equity	276,280	271,567	2%

	June 30, 2022
Debt Mix	% Total Debt (1)	% Interest Rate Floating (1) (2)	Average Rate
Currency
Mexican Pesos	53.0%	8.0%	7.8%
U.S. Dollars	27.8%	21.8%	3.1%
Colombian Pesos	1.7%	0.0%	7.0%
Brazilian Reals	15.7%	72.9%	10.5%
Uruguayan Pesos	1.6%	0.0%	6.7%
Argentine Pesos	0.2%	0.0%	39.4%
Total Debt	100%	19.6%	6.9%

(1)	After giving effect to cross- currency swaps and financial leases.
(2)	Calculated by weighting each year´s outstanding debt balance mix.

Debt Maturity Profile

Financial Ratios	2Q 2022	FY 2021	Δ%
Net debt including effect of hedges (1)(3)	34,760	35,243	-1.4%
Net debt including effect of hedges / Operating cash flow (1)(3)	0.86	0.91
Operating cash flow/ Interest expense, net (1)	8.56	7.39
Capitalization (2)	41.4%	40.7%

(1)	Net debt = total debt - cash
(2)	Total debt / (long-term debt + shareholders’ equity)
(3)	After giving effect to cross-currency swaps.

COCA-COLA FEMSA

QUARTERLY VOLUMES, TRANSACTIONS & REVENUES

Volume

	2Q 2022					2Q 2021					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	366.8	31.3	81.9	34.9	514.8	348.8	23.4	75.9	32.1	480.2	7.2%
Guatemala	33.9	1.1	-	2.4	37.3	29.6	1.0	-	1.8	32.4	15.2%
CAM South	31.2	1.9	0.2	5.3	38.6	27.6	1.6	0.1	3.9	33.2	16.2%
Mexico and Central America	431.8	34.3	82.1	42.5	590.7	406.1	26.0	76.0	37.7	545.8	8.2%
Colombia	64.6	8.4	2.9	7.6	83.4	53.6	5.1	3.5	4.5	66.8	25.0%
Brazil (3)	193.8	14.5	3.4	18.9	230.7	177.0	8.4	1.5	12.7	199.5	15.6%
Argentina	30.2	3.3	0.8	3.2	37.5	24.1	2.1	1.2	2.7	30.1	24.9%
Uruguay	8.6	1.1	-	0.4	10.1	8.1	1.0	-	0.1	9.3	9.2%
South America	297.3	27.4	7.1	30.1	361.7	262.8	16.6	6.2	20.0	305.6	18.4%
TOTAL	729.1	61.6	89.1	72.6	952.4	668.9	42.7	82.2	57.7	851.4	11.9%

(1)	Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2)	Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions

	2Q 2022				2Q 2021				YoY
	Sparkling	Water	Stills	Total	Sparkling	Water	Stills	Total	Δ %
Mexico	2,061.6	216.9	250.5	2,528.9	1,895.5	171.0	225.2	2,291.6	10.4%
Guatemala	261.0	11.0	23.4	295.5	226.7	10.7	18.0	255.4	15.7%
CAM South	230.5	12.3	59.4	302.2	193.9	10.3	39.3	243.6	24.0%
Mexico and Central America	2,553.0	240.2	333.3	3,126.6	2,316.1	192.1	282.5	2,790.7	12.0%
Colombia	464.7	90.9	80.1	635.8	344.5	56.0	39.2	439.7	44.6%
Brazil (3)	1,279.2	127.5	205.7	1,612.5	1,045.4	71.6	129.8	1,246.8	29.3%
Argentina	161.6	22.5	27.5	211.5	111.2	11.9	18.8	142.0	49.0%
Uruguay	42.0	4.4	3.4	49.7	35.9	3.6	1.4	40.9	21.7%
South America	1,947.5	245.3	316.7	2,509.5	1,537.0	143.0	189.2	1,869.3	34.3%
TOTAL	4,500.5	485.5	650.1	5,636.1	3,853.2	335.1	471.7	4,660.0	20.9%

Revenues

Expressed in million Mexican Pesos	2Q 2022	2Q 2021	Δ %
Mexico	28,505	25,201	13.1%
Guatemala	3,071	2,556	20.2%
CAM South	2,899	2,505	15.7%
Mexico and Central America	34,475	30,262	13.9%
Colombia	4,584	3,118	47.0%
Brazil (4)	14,982	12,369	21.1%
Argentina	2,349	1,346	74.5%
Uruguay	920	690	33.4%
South America	22,835	17,524	30.3%
TOTAL	57,311	47,786	19.9%

(3)	Volume and transactions in Brazil do not include beer.
(4)	Brazil includes beer revenues of Ps.1,282.1 million for the second quarter of 2022 and Ps.3,549.0 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for fountain which represents multiple transactions based on a standard 12 oz. serving.

COCA-COLA FEMSA

YTD VOLUMES, TRANSACTIONS & REVENUES

Volume

	YTD 2022					YTD 2021					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	668.7	52.6	149.4	67.6	938.3	644.9	41.3	141.8	60.3	888.4	5.6%
Guatemala	64.5	2.3	-	4.3	71.0	58.2	1.9	-	3.2	63.3	12.2%
CAM South	61.0	3.8	0.4	10.2	75.4	54.5	3.1	0.2	7.5	65.4	15.4%
Mexico and Central America	794.2	58.7	149.8	82.1	1,084.7	757.7	46.4	142.0	71.0	1,017.1	6.7%
Colombia	126.8	16.1	5.9	15.0	163.8	107.9	10.4	7.4	8.7	134.5	21.9%
Brazil (3)	400.5	31.6	5.8	43.6	481.6	358.2	19.8	3.7	26.6	408.3	17.9%
Argentina	66.0	7.4	2.0	7.0	82.4	58.2	5.1	3.0	6.3	72.7	13.5%
Uruguay	18.1	2.8	-	0.7	21.5	17.0	2.3	-	0.3	19.6	10.0%
South America	611.3	57.9	13.7	66.4	749.4	541.3	37.7	14.1	41.9	635.0	18.0%
TOTAL	1,405.5	116.6	163.5	148.4	1,834.1	1,298.9	84.0	156.2	113.0	1,652.1	11.0%

(1)	Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2)	Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions

	YTD 2022				YTD 2021				YoY
	Sparkling	Water	Stills	Total	Sparkling	Water	Stills	Total	Δ %
Mexico	3,760.2	371.1	488.1	4,619.4	3,485.7	302.5	418.8	4,207.0	9.8%
Guatemala	499.5	22.7	42.9	565.2	443.1	20.0	31.6	494.6	14.3%
CAM South	450.8	25.0	114.5	590.4	377.5	20.3	75.3	473.0	24.8%
Mexico and Central America	4,710.5	418.9	645.5	5,774.9	4,306.3	342.7	525.7	5,174.6	11.6%
Colombia	894.5	173.5	161.7	1,229.7	693.3	113.8	75.7	882.8	39.3%
Brazil (3)	2,586.1	275.8	430.1	3,292.0	2,109.3	167.8	271.6	2,548.7	29.2%
Argentina	340.2	47.5	57.3	445.0	266.7	29.6	43.9	340.1	30.9%
Uruguay	89.1	10.7	6.1	105.9	77.2	8.3	3.3	88.8	19.3%
South America	3,909.8	507.6	655.2	5,072.6	3,146.5	319.5	394.5	3,860.4	31.4%
TOTAL	8,620.4	926.5	1,300.7	10,847.6	7,452.7	662.2	920.1	9,035.0	20.1%

Revenues

Expressed in million Mexican Pesos	YTD 2022	YTD 2021	Δ %
Mexico	51,727	46,248	11.8%
Guatemala	5,847	5,006	16.8%
CAM South	5,837	4,989	17.0%
Mexico and Central America	63,410	56,242	12.7%
Colombia	8,860	6,403	38.4%
Brazil (4)	29,370	25,172	16.7%
Argentina	5,150	3,224	59.7%
Uruguay	1,845	1,460	26.4%
South America	45,225	36,258	24.7%
TOTAL	108,635	92,500	17.4%

(3)	Volume and transactions in Brazil do not include beer.
(4)	Brazil includes beer revenues of Ps. 2,532.3 million for the first six months of 2022 and Ps. 7,363.2 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for fountain which represents multiple transactions based on a standard 12 oz. serving.

COCA-COLA FEMSA

MACROECONOMIC INFORMATION

Inflation (1)

	LTM	2Q22	YTD
Mexico	7.88%	2.15%	3.81%
Colombia	9.37%	2.93%	6.79%
Brazil	11.30%	2.95%	4.85%